Press Release

CAE posts second quarter results for fiscal year 2009

  Revenue increased 15% year over year to $406.7 million

  Earnings from continuing operations increased 25% to $48.9 million

  Positive free cash flow at $43.2 million, up $7.9 million year over year

  EPS increased from $0.15 to $0.19 year over year

  Marc Parent appointed Executive Vice President and COO

Montreal, November 13, 2008 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2008. Earnings from continuing operations were $48.9 million ($0.19 per share) this quarter, compared to $39.0 million ($0.15 per share) in the second quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins)		Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008
Revenue		$406.7	392.1	366.6	344.8	353.9
Earnings before interest
and income taxes (EBIT)		$75.5	71.3	69.7	61.7	62.1
As a % of revenue	%	18.6	18.2	19.0	17.9	17.5

Earnings from continuing
operations		$48.9	47.0	47.0	40.1	39.0
Results from
discontinued operations		$(0.2)	(0.9)	(11.4)	(0.6)	(0.1)
Net earnings		$48.7	46.1	35.6	39.5	38.9

Backlog		$2,741.8	2,847.9	2,899.9	2,710.7	2,513.3

Consolidated revenue this quarter was $406.7 million compared to $353.9 million in the second quarter last year.

Net earnings, including the impact of discontinued operations, were $48.7 million in the second quarter.

Second quarter consolidated earnings before interest and taxes(1) (EBIT) were $75.5 million, or 18.6% of revenue compared to $62.1 million or 17.5% of revenue last year.

Robert E. Brown, CEO, announced the appointment of Marc Parent as Executive Vice President and Chief Operating Officer, effective immediately. Mr. Parent also becomes a member of CAE’s Board of Directors. Mr. Parent’s mandate is to ensure the building of synergies between all four of CAE’s civil and military business segments. Jeff Roberts remains in his position as Group President, Innovation and Civil Training and Services.

“We had good performance in the second quarter with overall revenue and earnings growth supported by free cash flow,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Our strategic imperative to strengthen CAE with a solid financial base is proving more relevant in the current economic environment. We have the advantage of a conservative capital structure, which gives us a good degree of flexibility. Combined with the benefits of our geographic diversification, the split between civil and military markets and the balance between products and services, we believe CAE remains well positioned for the future. We continue to see opportunities for growth in most of our core markets as well as our adjacent markets.”

Business segment highlights

During the second quarter, Training and Services/Civil won $78.8 million in contracts and had an average of 118 RSEUs(2) (Revenue Simulator Equivalent Units). We signed contracts with many companies including Kingfisher and Air Malta. As well, we were selected by XOJET to provide initial training for its new fleet of Bombardier Challenger 300 aircraft. We commenced training programs according to the global training network expansion which was announced in September 2007.

In Simulation Products/Civil we won orders for 7 full-flight simulators (FFSs) during the quarter. Year to date, we have announced 23 FFS sales. Based on forecast aircraft deliveries and despite current market conditions, we continue to expect to receive approximately 34 orders for the year as a whole. As we have done in the past, we intend to update this estimate as the year progresses.

We were awarded a number of new military contracts this quarter totalling $227.1 million. In Simulation Products/Military, they include a contract by the United States Navy for the design and manufacture of an MH-60R tactical operational flight trainer, upgrades to the Chinook full-mission simulator used in training by the U.K. Royal Air Force in Benson, and contracts by the Netherlands Ministry of Defence for comprehensive NH90 helicopter training systems and services awarded to Rotorsim, the consortium owned equally by CAE and AgustaWestland. In Training and Services/Military we received a series of contracts which include a ten-year contract to provide management, maintenance and support services for the Australian Air Force’s MRH-90 FFSs, additional training services to the Ministry of Defence in the U.K., and maintenance services for the Italian Air Force’s C-130J simulator.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins, RSEU and
FFSs deployed)		Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008
Revenue		$108.0	110.2	104.5	92.8	90.0
Segment operating income		$19.1	20.7	23.8	15.5	14.6
Operating margins	%	17.7	18.8	22.8	16.7	16.2
Backlog		$907.6	932.7	963.3	896.1	887.5
RSEU (2)		118	114	110	109	106
FFSs deployed		133	132	124	123	119

For the second quarter, revenue in the TS/C segment increased 20% over the same period last year due mainly to the contribution of additional RSEUs into our network combined with the integration into our results of two acquired companies, Sabena Flight Academy and Flightscape.

Segment operating income was $19.1 million (17.7% of revenue) in the second quarter, up 31% year over year. This was mainly due to the increase in revenue and the realization of cost savings from the successful integration of a venture, partially offset by costs associated with the expansion of our network.

New orders totalled $78.8 million, and segment backlog was $907.6 million. The book-to-sales ratio was 0.73x for the quarter and 0.94x for the last 12 months.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008
Revenue		$114.3	136.6	106.5	103.5	112.3
Segment operating income		$23.4	27.4	23.8	25.2	26.2
Operating margins	%	20.5	20.1	22.3	24.3	23.3
Backlog		$343.4	373.2	381.8	388.7	373.3

Revenue in the SP/C segment was $114.3 million, up 2% over last year; the increase was mainly attributed to a higher number of orders since the beginning of fiscal year 2009.

Segment operating income was $23.4 million (20.5% of revenue) in the second quarter, down by 11% over last year mainly due to the impact of less beneficial hedging rates on revenues compared to the same quarter last year. As well, we had a higher utilization of funds from our government cost sharing programs last year.

During the quarter, we received orders for 7 civil FFSs. Orders totalled $83.9 million, and segment backlog was $343.4 million. The book-to-sales ratio was 0.73x for the quarter and 0.96x for the last 12 months.

Military segments

Combined revenue in the second quarter for the Military business as a whole was $184.4 million and combined operating income was $33.0 million, resulting in an operating margin of 17.9% .

Combined new orders totaled $227.1 million and the combined book-to-sales ratio was 1.23x for the quarter and 1.45x for the last 12 months.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008
Revenue		$126.0	88.4	101.5	89.6	97.1
Segment operating income		$21.6	13.6	14.5	11.5	13.4
Operating margins	%	17.1	15.4	14.3	12.8	13.8
Backlog		$705.6	752.6	765.1	704.4	535.3

Revenue in the SP/M segment was $126.0 million for the second quarter, compared with $97.1 million generated during the same period last year. The 30% increase was mainly due to higher activity on recently awarded contracts, including the Australian and Netherlands’ NH90 programs, the Netherlands’ C-130 and KDC-10 programs and Singapore’s Super Puma program.

Segment operating income this quarter was $21.6 million (17.1% of revenue), up 61% year over year. The increase was mainly due to the increase in volume.

New orders for the quarter totalled $112.6 million and segment backlog was $705.6 million.

Training & Services/Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008
Revenue		$58.4	56.9	54.1	58.9	54.5
Segment operating income		$11.4	9.6	7.6	9.5	7.9
Operating margins	%	19.5	16.9	14.0	16.1	14.5
Backlog		$785.2	789.4	789.7	721.5	717.2

Revenue in the TS/M segment was $58.4 million for the second quarter, up by 7% over the same period last year. The increase is mainly a result of an increased demand for training in our helicopter training centre in Benson, U.K., as well as an increased level of effort on some of our maintenance services contracts on various German military bases and increased C-130 and Predator services to the U.S. Air Force.

Segment operating income was $11.4 million this quarter, up 44% from the same period last year. This increase results mainly from higher revenue.

New orders this quarter totalled $114.5 million and segment backlog was $785.2 million.

Cash flow and financial position

Free cash flow(3) was $43.2 million for the second quarter, up $7.9 million year over year. The increase year over year was mainly due to lower maintenance capital expenditures. This was offset by net cash provided by continuing operations decreasing by $38.3 million, explained largely by higher investment in non-cash working capital, as well as additional cash dividends issued this quarter. Last year, maintenance capital expenditures included the buyback of some leased simulators that were already part of our network.

Net debt(4) was $256.5 million at September 30, 2008, up $2.0 million from the preceding quarter.

CAE will pay a dividend of $0.03 per share on December 31, 2008 to shareholders of record at the close of business on December 12, 2008.

Additional consolidated financial results Backlog

Our consolidated backlog was $2.742 billion at the end of this quarter. New orders of $389.8 million were added to backlog this quarter, offset by $406.7 million in revenue generated from backlog and a decrease of $89.2 million mainly caused by foreign exchange fluctuations.

Capital expenditures

Capital expenditures this quarter totalled $50.6 million and were higher this quarter than last quarter mainly due to the ongoing investment to expand the training network to address additional market share and were in response to increased training demands in new markets.

Income taxes

Income taxes were $21.4 million this quarter, representing an effective tax rate of 30%. We expect the effective income tax rate for fiscal 2009 to remain approximately 30%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements, which are posted on our website at www.cae.com/Q2FY09.

Conference call Q2 FY2009

CAE will host a conference call focusing on fiscal year 2009 second quarter financial results today at 12:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-6578-9868 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.4 billion, CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. More than 75,000 crewmembers train yearly in our global network of 27 civil aviation and military training centres. We also offer modelling and simulation software to various market segments and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2008. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our website the English MD&A for the fiscal second quarter 2009. The forward-looking statements contained in this news release represent our expectations as of November 13, 2008 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Revenue Simulator Equivalent Unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

(3) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(4) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, +1-514-734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, +1-514-734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2008	2008

Assets
Current assets
Cash and cash equivalents	$149.8	$255.7
Accounts receivable	256.4	255.0
Inventories	334.3	229.9
Prepaid expenses	25.4	32.7
Income taxes recoverable	35.7	39.0
Future income taxes	11.1	14.1
	$812.7	$826.4
Property, plant and equipment, net	1,103.6	1,046.8
Future income taxes	73.1	64.3
Intangible assets	72.2	62.0
Goodwill	135.8	115.5
Other assets	128.7	138.2
	$2,326.1	$2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$468.4	$482.7
Deposits on contracts	199.7	209.3
Current portion of long-term debt	96.3	27.3
Future income taxes	17.3	16.8
	$781.7	$736.1
Long-term debt	310.0	352.5
Deferred gains and other long-term liabilities	175.5	184.9
Future income taxes	45.7	31.2
	$1,312.9	$1,304.7

Shareholders’ equity
Capital stock	$428.6	$418.9
Contributed surplus	9.2	8.3
Retained earnings	724.0	644.5
Accumulated other comprehensive loss	(148.6	(123.2)
	$1,013.2	$948.5
	$2,326.1	$2,253.2

Consolidated Statements of Earnings

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007
Revenue	$406.7	$353.9	$798.8	$712.2
Earnings before interest and income taxes	$75.5	$62.1	$146.8	$120.1
Interest expense, net	5.2	5.4	9.5	8.0
Earnings before income taxes	$70.3	$56.7	$137.3	$112.1
Income tax expense	21.4	17.7	41.4	34.4
Earnings from continuing operations	$48.9	$39.0	$95.9	$77.7
Results of discontinued operations	(0.2)	(0.1)	(1.1)	(0.1)
Net earnings	$48.7	$38.9	$94.8	$77.6
Basic and diluted earnings per share from continuing
operations	$0.19	$0.15	$0.38	$0.31
Basic and diluted earnings per share	$0.19	$0.15	$0.37	$0.31
Weighted average number of shares outstanding (basic)	254.9	253.5	254.6	253.0
Weighted average number of shares outstanding (diluted)	255.4	254.9	255.2	254.3

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
six months ended September 30, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Stock options exercised	850,625	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	65,945	0.7	–	(0.7)	–	–
Stock-based
compensation	–	–	1.5	–	–	1.5
Net earnings	–	–	–	94.8	–	94.8
Dividends	–	–	–	(14.6)	–	(14.6)
Other comprehensive loss	–	–	–	–	(25.4)	(25.4)
Balances,
end of period	254,886,406	$428.6	$9.2	$724.0	$(148.6)	$1,013.2

(Unaudited)
six months ended September 30, 2007
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9
Stock options exercised	1,738,345	13.5	–	–	–	13.5
Transfer upon exercise of
stock options	–	2.0	(2.0)	–	–	–
Stock dividends	11,528	0.2	–	(0.2)	–	–
Stock-based
compensation	–	–	1.9	–	–	1.9
Cumulative effect of
implementing
accounting standards	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	77.6	–	77.6
Dividends	–	–	–	(4.9)	–	(4.9)
Other comprehensive loss	–	–	–	–	(75.8)	(75.8)
Balances,
end of period	253,710,322	$417.4	$5.6	$574.4	$(167.0)	$830.4

Consolidated Statements of Comprehensive Income

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2008	2007	2008	2007
Net earnings	$48.7	$38.9	$94.8	$77.6
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations	$(14.0)	$(43.1)	$(27.1)	$(110.6)
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	(1.4)	6.3	(1.1)	14.6
Income tax adjustment	(0.1)	0.4	(0.1)	0.9
	$(15.5)	$(36.4)	$(28.3)	$(95.1)
Net changes in cash flow hedge
Net change in gains on derivative items designated as
hedges of cash flows	$3.7	$15.3	$11.8	$39.3
Reclassifications to income or to the related
non-financial assets or liabilities	(4.5)	(4.8)	(7.6)	(10.7)
Income tax adjustment	0.2	(3.5)	(1.3)	(9.3)
	$(0.6)	$7.0	$2.9	$19.3
Total other comprehensive loss	$(16.1)	$(29.4)	$(25.4)	$(75.8)
Comprehensive income	$32.6	$9.5	$69.4	$1.8

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at September 30, 2008	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(122.8)	$(0.4)	$(123.2)
Details of other comprehensive loss:
Net change in (losses) gains	(28.2)	11.8	(16.4)
Reclassification to income or to the related
non-financial assets or liabilities	–	(7.6)	(7.6)
Income tax adjustment	(0.1)	(1.3)	(1.4)
Total other comprehensive loss	$(28.3)	$2.9	$(25.4)
Balance in accumulated other comprehensive
loss at end of period	$(151.1)	$2.5	$(148.6)

Consolidated Statements of Cash Flows

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2008	2007	2008	2007
Operating activities
Net earnings	$48.7	$38.9	$94.8	$77.6
Results of discontinued operations	0.2	0.1	1.1	0.1
Earnings from continuing operations	48.9	39.0	95.9	77.7
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	17.3	15.6	33.0	30.2
Financing cost amortization	0.2	0.3	0.4	0.5
Amortization and write down of intangible and other
assets	4.2	4.6	8.4	8.5
Future income taxes	7.5	5.3	13.2	10.1
Investment tax credits	5.9	3.7	9.3	7.5
Stock-based compensation plans	(2.4)	1.8	(6.6)	(1.1)
Employee future benefit – net	0.2	(0.1)	0.4	(0.2)
Other	(2.5)	(5.2)	(4.3)	1.0
Changes in non-cash working capital	(19.9)	32.7	(119.0)	(65.2)
Net cash provided by operating activities	59.4	97.7	30.7	69.0
Investing activities
Business acquisitions (net of cash and cash equivalents
acquired)	0.1	(1.8)	(38.7)	(40.7)
Capital expenditures	(50.6)	(87.4)	(89.0)	(120.1)
Deferred development costs	(2.2)	(4.9)	(4.1)	(9.7)
Deferred pre-operating costs	(0.7)	(0.1)	(0.9)	(0.4)
Other	(0.9)	(0.9)	(2.0)	(3.4)
Net cash used in investing activities	(54.3)	(95.1)	(134.7)	(174.3)
Financing activities
Net borrowing under revolving unsecured credit facilities	–	–	–	15.0
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment	13.9	25.2	22.5	109.4
Reimbursement of long-term debt	(8.6)	(12.1)	(14.1)	(16.4)
Dividends paid	(7.5)	(2.5)	(14.6)	(4.9)
Common stock issuance	–	1.9	8.4	13.5
Other	(0.3)	0.2	(1.3)	(4.5)
Net cash (used in) provided by financing activities	(2.5)	12.7	0.9	112.1
Effect of foreign exchange rate changes on cash and
cash equivalents	(0.5)	(6.0)	(2.8)	(12.7)
Net increase (decrease) in cash and cash equivalents	2.1	9.3	(105.9)	(5.9)
Cash and cash equivalents at beginning of period	147.7	135.0	255.7	150.2
Cash and cash equivalents at end of period	$149.8	$144.3	$149.8	$144.3